Exhibit 99.3

September 14, 2016

TO:	TELUS Corporation
510 West Georgia Street
Vancouver, British Columbia
V6B 0M3

Re:	TELUS Corporation (the Corporation)

Dear Ladies and Gentlemen:

We refer to the shelf prospectus supplement of TELUS Corporation (the “Corporation”) dated September 14, 2016 (the “Prospectus Supplement”) relating to the offering by the Corporation of debt securities of the Corporation under an amended and restated short form base shelf prospectus dated August 30, 2016, forming part of the Registration Statement on Form F-10 (Registration No. 333-213497) filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our firm name on the cover pages of the Prospectus Supplement and under the headings “Certain Canadian Federal Income Tax Considerations” and “Legal Matters” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/  OSLER, HOSKIN & HARCOURT LLP

OSLER, HOSKIN & HARCOURT LLP